
May 25, 2011

Mr. David Reichman
Chairman of the Board, Chief Executive Officer
Tree Top Industries, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

**Re: Tree Top Industries, Inc.
        File No. 000-10210**

Dear. Mr. Reichman:

In your letter dated May 10, 2011, which you provided in response to staff comment
on Tree Top Industries, Inc.'s Form 10-K for the year ended December 31, 2010 filed on
April 15, 2011, you request that the staff not object if Tree Top Industries labels as
unaudited amounts for periods from Tree Top Industries Inc.'s inception (August 1,
2007) to December 31, 2008 presented in Tree Top Industries Inc.'s statement of changes
in stockholders' equity as well as the cumulative amounts that include the period from
inception (August 1, 2007) to December 31, 2008 presented in a separate column on Tree
Top Industries Inc.'s statements of operations and cash flows.

Based on the unique facts and circumstances described in your response, we will not
object. In accordance with this relief, amounts presented in Tree Top Industries Inc.'s
statement of stockholders' equity for the period from inception (August 1, 2007) to
December 31, 2008 should also be labeled unaudited; while amounts beginning January
1, 2009 and ending as of the most recent fiscal year-end balance sheet should be subject
to audit by Tree Top Industries Inc.'s' independent auditor as part of that auditor's audit
of Tree Top Industries Inc.'s annual financial statements.

We note that the report of your independent auditor references the work of other
auditors, but that report is not included in your Form 10-K. A condition of this relief is
that you amend your Form 10-K for the year ended December 31, 2010 to remove this
report and include a new report provided by your independent auditor that does not
reference the work of other auditors.

    The position described above is based solely on the information included in your May 10, 2011 letter. New or different facts could warrant a different conclusion. If you have any question about this letter, please call me at 202.551.3516.

                        Sincerely,

                        Todd E. Hardiman
                        Associate Chief Accountant